SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 2)

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

Steven L. Wasserman, Chernett Wasserman Yarger Pasternak L.L.C.

1301 East 9th Street, Suite 3300, Cleveland, OH 44114, (216) 737-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45767M109	Page 2 of 6

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person IPOF Fund

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,109,500 8. Shared Voting Power 9. Sole Dispositive Power 3,109,500 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 45767M109	Page 3 of 6

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person David Dadante

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 3,109,500 9. Sole Dispositive Power 10. Shared Dispositive Power 3,109,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person* IN

CUSIP No. 45767M109	Page 4 of 6

This Schedule 13D is filed on behalf of IPOF Fund (the “Fund”), an Ohio limited partnership, and David Dadante, the general partner of IPOF Fund, relating to shares of common stock, par value $0.10 per share, of Innotrac Corporation, a Georgia corporation (“Innotrac”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

The shares of common stock reported herein as having been acquired by IPOF Fund were acquired for the aggregate purchase price of approximately $1,487,794 (excluding commissions) with working capital of IPOF Fund.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by Innotrac, there are 11,662,030 shares of common stock outstanding.

IPOF Fund beneficially owns 3,109,500 shares of common stock, or 26.7% of the outstanding shares of common stock. As general partner of IPOF Fund, Mr. Dadante may be deemed to beneficially own all shares of common stock held by IPOF Fund.

(c) Since the filing of Amendment No. 1 Schedule 13D dated December 9, 2003, IPOF Fund has acquired 140,500 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
02/04/2004	7,200	$11.3876
02/03/2004	1,700	$11.3506
01/31/2004	2,400	$11.2004
01/29/2004	1,100	$11.2009
01/28/2004	300	$11.1967
01/27/2004	1,200	$11.2233
01/26/2004	1,500	$11.1507
01/23/2004	5,500	$11.1502
01/22/2004	2,400	$11.1263
01/21/2004	2,600	$11.0885
01/21/2004	900	$11.0511
01/16/2004	3,400	$11.0403
01/15/2004	14,800	$11.008
01/14/2004	1,400	$10.9964
01/13/2004	2,000	$10.9855
01/12/2004	3,150	$10.9829
01/09/2004	4,200	$10.9812

CUSIP No. 45767M109	Page 5 of 6

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
01/08/2004	100	$10.97
01/07/2004	4,250	$11.0583
01/06/2004	4,000	$10.9503
01/05/2004	1,700	$10.5988
01/02/2004	2,700	$10.4593
01/02/2004	3,850	$10.3903
01/02/2004	4,750	$10.3866
12/31/2003	1,700	$10.4006
12/26/2003	3,200	$10.3706
12/24/2003	100	$10.373
12/23/2003	1,100	$10.2943
12/22/2003	17,900	$10.2502
12/19/2003	3,900	$10.2582
12/18/2003	2,000	$10.191
12/17/2003	1,400	$10.1929
12/16/2003	9,200	$10.2102
12/15/2003	400	$10.1275
12/12/2003	6,800	$10.0431
12/11/2003	3,500	$9.9003
12/10/2003	10,100	$9.8522
12/09/2003	2,100	$9.5719

Since the filing of Amendment No. 1 to Schedule 13D, IPOF Fund has sold no shares of common stock in open market transactions.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to Schedule 13D Statement, dated July 30, 2003, filed on behalf of IPOF Fund and David Dadante

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March         , 2004

IPOF FUND

/s/ David Dadante

By: David Dadante
Its: General Partner

/s/ David Dadante

DAVID DADANTE